SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13G*
                               (Rule 13d-102)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
       13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  13d-2(b)

                     Healthcore Medical Solutions Inc.
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
                       (Title of Class of Securities)

                                42220B 10 1
                               (CUSIP Number)

                               April 29, 1999
          (Date of event which requires filing of this statement)

      Check the appropriate box to designate the rules pursuant to which this Schedule 13G is filed:

      [ ]  Rule 13d-1(b)
      [X]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)

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      *The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 42220B 10 1             13G

       NAMES OF REPORTING PERSONS
  1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             Donald G. Drapkin
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
       (a)  | |   (b)  |_|
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  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America
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                               5    SOLE VOTING POWER
                                         528,470 (285,810, excluding 242,660
                                         Warrants exercisable at $6.50
                                         per share)
         NUMBER OF
           SHARES
        BENEFICIALLY           6    SHARED VOTING POWER
          OWNED BY                       None
            EACH
         REPORTING             7    SOLE DISPOSITIVE POWER
           PERSON                        528,470 (285,810, excluding
            WITH                         242,660 Warrants exercisable
                                         at $6.50 per share)

                               8    SHARED DISPOSITIVE POWER
                                         None
------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       528,470 (285,810, excluding 242,660 Warrants exercisable at $6.50 per share)
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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES  |_|
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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       15.2% (8.9%, excluding 242,660 Warrants exercisable at $6.50 per share)
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
             IN
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
------------------------------------------------------------------------------



Item 1(a).  Name of Issuer:

            The name of the issuer is Healthcore Medical Solutions Inc. (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            The Company's principal executive offices are located at 11904 Blue Ridge Boulevard Grandview, Missouri 64030

Item 2(a).  Name of Person Filing:

            This statement is filed by Donald G. Drapkin (the "Reporting
            Person").

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The address of the business office of the Reporting Person is 35 East 62nd Street, New York, NY 10021.

Item 2(c).  Citizenship:

            The Reporting Person is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 par value per share (the "Common Stock")

Item 2(e).  CUSIP Number:
            42220B 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

            (a)  [  ] Broker or dealer registered under Section 15 of the Act,

            (b)  [  ] Bank as defined in Section 3(a)(6) of the Act,

            (c)  [  ] Insurance Company as defined in Section 3(a)(19)
                      of the Act,

            (d)  [  ] Investment Company registered under Section 8 of the
                      Investment Company Act of 1940,

            (e)  [  ] Investment Adviser in accordance with 13d-1(b)(1)(ii)(E),

            (f)  [  ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),

            (g)  [  ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),

            (h)  [  ] Savings Associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act,

            (i)  [  ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

            (j)  [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to 13d-1(c), check this box: [x]

Item 4.     Ownership.(1)

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)   Amount beneficially owned:

                  528,470 (285,810, excluding 242,660 Warrants exercisable at $6.50 per share)

            (b)   Percent of class:

                   15.2% (8.9%, excluding 242,660 Warrants exercisable at $6.50 per share)

            (c)   Number of shares as to which the person has:


-----------------
   (1) The Reporting Person acquired more than 5% of the shares of Company Common Stock on April 29, 1999, without giving effect to shares of Company Common Stock issuable at $6.50 per share upon the exercise of previously acquired Warrants.

                  (i)   Sole power to vote or to direct the vote

                        528,470 (285,810, excluding 242,660 Warrants
                        exercisable at $6.50 per share)

                  (ii)  Shared power to vote or to direct the vote

                        None

                  (iii) Sole power to dispose or to direct the disposition
                        of

                        528,470 (285,810, excluding 242,660 Warrants
                        exercisable at $6.50 per share)

                  (iv) Shared power to dispose or to direct the disposition of

                        None

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

         The Reporting Person hereby makes the following certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 1999


                                    By: /s/ Donald G. Drapkin
                                       -------------------------------
                                       Donald G. Drapkin